MONTANA ACQUISITION CORPORATION

POST OFFICE BOX 202 WYOMING, NEW YORK 14591-0202 TELEPHONE AND TELECOPIER 585 495 9923

May 4, 2006

Division of Corporation Finance

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

100 F Street, Northeast

Washington, D. C. 20549

               Subject: Montana Acquisition Corporation, Central Index Key 0001124043

                              Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form SB-2

                              (File No. 333-46174) (Cumulative Amendment No. 5)

Ladies and Gentlemen:

     On September 20, 2000, Montana Acquisition Corporation, a Delaware corporation ("Montana"), filed a Registration Statement on Form SB-2 with the U. S. Securities and Exchange Commission (the "Commission"), which became effective on December 6, 2001. Under that Registration Statement, Montana registered 10,000 shares of its common stock, par value $0.001 per share, to be sold at an offering price of $4 per share. The offering represented in that Registration Statement, and in the facts contained in the prospectus that accompanied that Registration Statement, stated that Montana was performing a "blank check" offering, which offering was subject to the provisions of Rule 419 of the Securities Act of 1933 (the "Act").

     On April 28, 2006, Montana, in an action sponsored by and through its sole officer, sole director, and principal shareholder, being one and the same person, filed a post-effective amendment to that Registration Statement in reliance on the provisions set forth in Rule 462(c) of the Act (the "First Amendment"). In the First Amendment, Montana stated that it was reducing its offering price from $4 per share to $0.0125 per share. In addition, Montana relied on the provisions for the effectiveness of the First Amendment as are set forth in Rule 462 relating to the First Amendment.

     On May 1, 2006, Montana was notified by the Commission's Division of Corporation Finance that the filing and contents of the First Amendment were unwelcome and the Commission vigorously suggested to Montana's sole officer and director that Montana immediately withdraw its First Amendment. Initially, after some discussion, Montana's sole officer and director was reluctant to surrender to the Commission's position in this regard; however, after reviewing all of the facts presented to him, and, after taking into consideration the prospective administrative actions that could be brought against Montana's other shareholder, and against Montana's prospective shareholders, the undersigned, acting as sole officer and director, submitted his resignation to the Commission in this regard by agreeing to immediately withdraw Montana's First Amendment.

U. S. Securities and Exchange Commission, May 4, 2006, Page 1 of 2

     As a principal part of the undersigned's willingness to withdraw the First Amendment, the Commission was kind enough to point out its alternative interpretation of Montana's efforts, by the notification on March 1, 2006 from the Commission's Division of Corporation Finance's Office of Chief Accountant to Montana; whereunder the Commission indirectly suggested that Montana's future efforts would be better served by Montana's future compliance with certain registration requirements under the Securities Exchange Act of 1934. Certainly, while any one person is entitled to share a different view from that of the Commission, in retrospect, Montana's sole officer and director must concede that his present day interpretation of the Commission's notification to Montana, following the Commission's notification to Montana to withdraw its First Amendment, related to the Commission's overall efforts to limit the activities of companies that, in the past, relied on Rule 419 as a part of their organization and development, that have failed to meet certain operational reporting requirements (by automatic suspension or otherwise), and that now attempt to rely on their former filings, reports, and registration statements in order to conduct their ongoing business and development as they relate to such prior stock registrations.

     Therefore, in an effort to avoid certain future administrative proceedings in this regard, and, in the spirit of offering the Commission its full cooperation by observing its suggestions, although Montana believes that different facts and circumstances would have resulted in different conclusions by the Commission, pursuant to Rule 477 of the Act, as amended, by considering certain telephone interpretations by the Commission's staff, Montana respectfully requests that the First Amendment to its Registration Statement, which is the subject hereof, be withdrawn at this time.

     No securities of Montana were sold in connection with the First Amendment. Furthermore, following Montana's decision to voluntarily withdraw the First Amendment in response to the call it received from the Commission, Montana further agrees to not file any other amendments to that certain Registration Statement, which shall include variations to the existing Registration Statement in the form of registering new or additional securities thereunder, and further agrees to file a registration statement on Form 10-SB, immediately following the consummation of a business combination pursuant to the Commission's suggestion in its letter to Montana on May 1, 2006.

Respectfully,

MONTANA ACQUISITION CORPORATION

cc: Stephen D. Rogoff, Esq. Leslie M. Apple, Esq. Michael T. Studer, C. P. A. John J. Marchaesi, C. P. A.

U. S. Securities and Exchange Commission, May 4, 2006, Page 2 of 2